EXHIBIT (99.18)
---------------

AT THE TRUST:      AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman    Tony Ebersole      Laura Kuhlmann    Georganne Palffy
Director -         General Info.      Media Inquiries   Analyst Inquiries
Investor
Relations
312 683-3671       312 640-6728       312 640-6727      312 640-6768


FOR IMMEDIATE RELEASE
TUESDAY, NOVEMBER 10, 1998


         BANYAN STRATEGIC REALTY TRUST REPORTS $0.19 FFO PER SHARE ON
               REVENUES OF $10.6 MILLION FOR THIRD QUARTER 1998

                  On Target for Record FFO for Full Year 1998
                              Estimates 1999 FFO


BANYAN STRATEGIC REALTY TRUST HIGHLIGHTS*

 .     Third Quarter Funds From Operations (FFO) of $2.7 million, or $0.19 per share, up more than 74 percent from same period last year

 .     Revenues of $10.6 million, an increase of 34 percent from year earlier period

 .     EBITDA of $5.6 million, up 46 percent from a year ago

 .     $18 million in new acquisitions during quarter, increases portfolio nine percent

 .     Average occupancy of portfolio 94 percent at September 30, 1998

 .     Quarterly cash distribution of $0.12 per share declared

 .     On target for 1998 FFO of $0.75 to $0.76 per share

 .     Estimates 1999 FFO of $0.82 to $0.83 per share

      * per share data presented on diluted basis



CHICAGO, NOVEMBER 10, 1998 -- BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) a real estate investment trust, today announced third quarter 1998 funds from operations (FFO) of $2.7 million, or $0.19 per share, a more than 74 percent increase in total FFO from the previous year's third quarter. Income before net gain on disposition of investments in real estate was $1.4 million, compared to $0.7 million in the previous year's third quarter. Earnings per share before net gains were $0.10 per share in the recent third quarter, compared with $0.06 per share in the third quarter last year. Banyan also reported significantly improved earnings and EBITDA for both the third quarter and first nine months period, reflecting its portfolio growth since 1996 and the ongoing strong portfolio performance of its office and flex/industrial properties in the mid-west and southeastern areas of the U.S. Weighted average occupancy rates at the Trust's 32 properties as of September 30, 1998 was 94 percent.

During the third quarter, Banyan acquired one office property and one flex/industrial property, bringing the total amount invested in new acquisitions in 1998 to approximately $60 million, or 834,600 net rentable square feet, representing a 29 percent increase in square footage from year-end 1997.


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


CONSOLIDATED FINANCIAL RESULTS
------------------------------

For the third quarter, total revenue grew 34 percent to $10.6 million, compared with $7.9 million during the 1997 third quarter. FFO of $2.7 million, or $0.19 per share, increased more than 74 percent from FFO of $1.5 million, or $0.145 per share a year ago.

For the first nine months of 1998, the Trust reported a 40 percent increase in revenues to $28.8 million, compared with revenues of $20.5 million during the same period the previous year. Total FFO doubled in the first nine months period to $7.6 million, or $0.55 per share, from FFO of $3.8 million, or $0.37 per share during the same period a year ago. Net income for the first nine months was $4.0 million, or $0.29 per share compared to net income of $2.6 million or $0.24 per share for the first same period of 1997.

"We are very pleased with the Trust's continued growth in FFO, driven by our acquisitions since 1996 and the overall improved financial and operating results from a year ago, and consistently high occupancy rates throughout our portfolio," said Leonard G. Levine, President of Banyan. "Our same store net operating income grew 4.1 percent during the last nine months compared with the same period last year. Rental increases for lease expirations in the first nine months of this year averaged 6.5 percent, indicative of the strong economies in which we operate."

"Our acquisitions in the quarter bring our total acquisitions for the year to approximately $60 million based on purchase price. With our current portfolio, we are confident in delivering on our targets for the year of FFO between $0.75 and $0.76 share. Meanwhile, as opportunities present themselves, we will continue to seek value-added, accretive acquisitions in the niche markets Banyan has carved out in the office and flex/industrial sectors located in economically strong mid-size cities and metropolitan suburban areas," he added.


TWO NEW ACQUISITIONS ANNOUNCED IN THIRD QUARTER
-----------------------------------------------

During the third quarter, Banyan further increased its presence in two submarkets of Atlanta with the acquisition of one office and one flex/industrial property, for a total consideration of $18.2 million, including closing costs and other related expenses. The properties, known as TECHNOLOGY PARK AND JOHN'S CREEK AND INDUSTRIAL PARK consist of five buildings located in the Northeast suburbs of Atlanta in an area known as Peachtree Corners - a favored location for high technology companies.



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PORTFOLIO PERFORMANCE -- THIRD QUARTER RENTAL INCOME UP 32 PERCENT
------------------------------------------------------------------

Rental income from the Trust's portfolio increased 32 percent to $9.1 million, compared with $6.9 million during the same period a year ago, reflecting the addition of eleven properties acquired since the end of last year's third quarter. Total property operating expenses as a percent of total revenue decreased to 35 percent in the third quarter of 1998 from 38 percent for the same period the previous year. Total net operating income increased 41.8 percent to $6.9 million compared to the same period last year.


BALANCE SHEET
-------------

At September 30, 1998, total assets at net book value were approximately $222 million. The debt to total market capitalization ratio was 63.6 percent, based on a total market capitalization of $236.1 million based on a September 30, 1998 share price of $6.437. EBITDA (earnings before interest, tax, depreciation and amortization) was $5.6 million, up 46.2 percent from the previous year's third quarter. EBITDA coverage ratio through September 30, 1998 was 2.12. The Trust had $150.2 million of total debt outstanding as of September 30, 1998.


QUARTERLY CASH DISTRIBUTION AND FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
----------------------------------------------------------------------

On October 6, Banyan declared a quarterly cash distribution of $0.12 per share for the third quarter ended September 30, 1998. The distribution is payable November 20, 1998 to shareholders of record as of October 20, 1998.

In the first quarter of 1998, the distribution was increased from the previous quarterly distributions of $0.10 per share, based on the Trust's increased levels of FFO.

Funds Available for Distribution (FAD) totaled $2.2 million for the three months ended September 30, 1998, or $0.16 per share. FAD is calculated by adjusting FFO for straight-line rents, lease commissions paid and normalized reserves for capital improvements. The capital reserve is $0.075 per square foot for flex/industrial properties, $0.10 per square foot for office properties, $0.15 per square foot for retail property and $200 per residential unit.


OUTLOOK
-------

Mr. Levine added, "With the strength we have experienced in terms of portfolio growth, we believe we are well on target to meet our FFO goal for this year. As we move ahead, we are initially targeting 1999 FFO of between $0.82 and $0.83 per share. We feel comfortable in meeting these expectations as we continue to focus on internal growth via favorable leasing transactions and we remain optimistic regarding value-added acquisitions. Additionally, during the third quarter we completed our conversion to an UPREIT format, giving us added flexibility in structuring capital alternatives in the future."



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BANYAN STRATEGIC REALTY TRUST
ADD 3



Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida located in the Midwestern and Southeastern United States. The Trust's current portfolio consists of 32 properties totaling 3.7 million rentable square feet and 864 apartment units. As of this date, the Trust has 13,349,528 shares of beneficial interest outstanding.



Some of the statements contained in the foregoing are forward-looking statements. Words such as "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements which are subject to a number of risks and uncertainties, including, among other things, general real estate investment risks, lack of operating history associated with recent acquisitions, ability to raise capital either equity or debt, potential inability to repay or finance indebtedness at maturity, increases in interest rates, competition for property acquisitions, adverse consequences of failure to qualify as a REIT, and possible environmental liabilities. Actual results could differ materially from those projected in these forward-looking statements. Reference is made to the annual report on Form 10-K filed by the Trust, specifically under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors Affecting the Trust's Business Plan" for a more complete discussion of these risk factors. The Trust undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.


              See Banyan's Website at http://www.banyanreit.com.

       For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS."




                          Financial Tables to Follow

BANYAN STRATEGIC REALTY TRUST
ADD 4

                         BANYAN STRATEGIC REALTY TRUST
                            SELECTED FINANCIAL DATA
                 (Dollars in Thousands, except per share data)


                                       THREE MONTHS ENDED       YEAR ENDED
                                     9/30/98        9/30/97      12/31/97
                                   ----------     ----------    ----------

Total revenue. . . . . . . . . . .   $ 10,552       $  7,875      $ 28,785
Recovery of losses on loans,
  notes and interest receivable. .      --             --              161
Operating expenses . . . . . . . .     (9,044)        (7,051)      (25,664)
                                     --------       --------      --------
Operating income . . . . . . . . .      1,508            824         3,282

Minority interest in
  consolidated partnerships. . . .       (151)          (152)         (590)

Income (loss) of real estate
  ventures . . . . . . . . . . . .      --               (14)           37
Net gain on disposition
  of investments in real estate. .      --             1,072           881
Extraordinary item, net of
  minority interest. . . . . . . .      --             --              (64)
                                     --------       --------      --------
Net income . . . . . . . . . . . .   $  1,357       $  1,730      $  3,546

Earnings per share of
 Beneficial Interest --
 Basic and Diluted:
  Income before Net Gains
    and Extraordinary Item . . . .   $   0.10       $   0.06      $   0.24
  Net Income . . . . . . . . . . .   $   0.10       $   0.16      $   0.32
                                     ========       ========      ========

FUNDS FROM OPERATIONS

Net income . . . . . . . . . . . .   $  1,357       $  1,730      $  3,546

Plus:
----
Depreciation expense . . . . . . .      1,271            897         3,277
Depreciation included in
  operations of real
  estate ventures. . . . . . . . .      --             --               15
Lease commission amortization. . .       122              49           208

LESS:
----

Minority interest share
  of depreciation expense. . . . .        (75)           (68)         (254)
Minority interest share of lease
  commission amortization. . . . .         (7)            (5)          (21)
Recovery of losses on loans,
  notes and interest receivable. .      --             --             (161)
Net gain on disposition of
  investments in real estate . . .      --            (1,072)         (881)
Extraordinary item,
  net of minority interest . . . .      --             --               64
                                     --------       --------      --------

Funds from operations. . . . . . .   $  2,668       $  1,531      $  5,793
                                     ========       ========      ========

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
BANYAN STRATEGIC REALTY TRUST
ADD 5

                                             BANYAN STRATEGIC REALTY TRUST
                                                   PORTFOLIO SUMMARY

                                                                                          Scheduled Lease
                                                                                            Expirations
                                                                                 -----------------------------------
                                                                        Occu-   10/1-
                                                           Square       pancy   12/31/                         After
                                       Location            Footage        %      1998       1999     2000      2000
                                     -------------         --------     -----   ------      ----     ----      -----
FLEX/INDUSTRIAL
Milwaukee Industrial
  Portfolio. . . . . . . . . . . .  Milwaukee, WI           235,800       86%      13%       11%      15%        47%
Elmhurst Metro Court . . . . . . .  Elmhurst, IL            140,800       66%      12%       34%       3%        17%
Willowbrook Court. . . . . . . . .  Willowbrook, IL          84,300      100%      17%       40%      11%        32%
Quantum Business Centre. . . . . .  Louisville, KY          182,300       81%      12%       15%      22%        32%
6901 Riverport Drive . . . . . . .  Louisville, KY          322,100      100%       0%        0%     100%         0%
Lexington Business Center. . . . .  Lexington, KY           308,800       95%      55%        3%      15%        22%
Newtown Business Center. . . . . .  Lexington, KY            87,100      100%      40%       33%       4%        23%
Avalon Ridge Business Park . . . .  Norcross, GA             57,400      100%       0%        0%       0%       100%
Metric Plaza . . . . . . . . . . .  Winter Park, FL          32,000      100%       0%        0%       0%       100%
Park Center. . . . . . . . . . . .  Orlando, FL              47,400       85%      14%        6%       7%        58%
University Corporate
  Center . . . . . . . . . . . . .  Winter Park, FL         127,800       98%       0%       28%      46%        24%
Tower Lane Business Park . . . . .  Bensenville, IL          95,900       90%       0%       34%      26%        30%
Johns Creek Office and
  Industrial Park. . . . . . . . .  Duluth and
                                    Suwanne, GA             119,300      100%       0%        0%       0%       100%
                                                          ---------      ----     ----      ----     ----       ----
        Sub-Total. . . . . . . . .                        1,841,000       92%      16%       13%      30%        33%
                                                          ---------      ----     ----      ----     ----       ----
OFFICE
Colonial Penn Insurance. . . . . .  Tampa, FL                79,200      100%       0%        0%     100%         0%
Florida Power & Light. . . . . . .  Sarasota, FL             81,100      100%       0%        0%       0%       100%
Woodcrest Office Park. . . . . . .  Tallahassee, FL         264,900       81%       3%       16%      21%        41%
Midwest Office Center. . . . . . .  Oakbrook Terrace, IL     77,000      100%      12%       20%      32%        36%
Phoenix Business Park. . . . . . .  Atlanta, GA             110,600       94%       0%       11%      26%        57%
Butterfield Office Plaza . . . . .  Oak Brook, IL           200,800       95%       4%       16%      27%        48%
Southlake Corporate
  Center . . . . . . . . . . . . .  Morrow, GA               56,200       95%       2%        4%      13%        76%
University Square Business
 Center. . . . . . . . . . . . . .  Huntsville, AL          184,700       92%      16%       25%      12%        39%
Technology Center. . . . . . . . .  Huntsville, AL           48,500      100%       0%        0%     100%         0%
Airways Plaza
  Office Center. . . . . . . . . .  Memphis, TN              87,800       97%       3%       93%       0%         1%




                                                                                          Scheduled Lease
                                                                                            Expirations
                                                                                 -----------------------------------
                                                                        Occu-   10/1-
                                                           Square       pancy   12/31/                         After
                                       Location            Footage        %      1998       1999     2000      2000
                                     -------------         --------     -----   ------      ----     ----      -----
Peachtree Pointe Office
 Park. . . . . . . . . . . . . . .  Norcross, GA             71,700       92%       5%       33%      18%        36%
Avalon Center Office Park. . . . .  Norcross, GA             53,300       96%       0%        0%       0%        96%
Sand Lake Tech Center. . . . . . .  Orlando, FL              84,100       97%      23%        0%       0%        74%
Technology Park. . . . . . . . . .  Norcross, GA            145,700      100%       1%       26%       9%        64%
                                                          ---------      ----     ----      ----     ----       ----
        Sub-Total. . . . . . . . .                        1,545,600       94%       5%       19%      22%        48%
                                                          ---------      ----     ----      ----     ----       ----

RETAIL
Northlake Tower Festival
  Shopping Center. . . . . . . . .  Atlanta, GA             321,600       99%       0%        5%      18%        76%
                                                          ---------      ----     ----      ----     ----       ----
        Total/Weighted Average . .                        3,708,200       93%      10%       15%      26%        42%
                                                          =========      ====     ====      ====     ====       ====



                                                       Residen-       Occu-
                                                        tial          pancy
                                    Location            Units           %
                                    --------           --------       -----

RESIDENTIAL
-----------

Country Creek. . . . . . . .    Oklahoma City, OK           320         95%
Willowpark . . . . . . . . .    Lawton, OK                  160         94%
Winchester Run . . . . . . .    Oklahoma City, OK           192         96%
Woodrun Village. . . . . . .    Oklahoma, OK                192         97%
                                                          -----         ---

        Total. . . . . . . .                                864         95%
                                                          =====         ---

        Portfolio Total. . .                                            94%
                                                                        ===